

January 5, 2011

Via Facsimile ((206) 370-6378) and U.S. Mail

C. Kent Carlson, Esq.
K&L Gates LLP
925 4th Avenue, Suite 2900
Seattle, WA 98104

> **Re: Todd Shipyards Corporation**
> **Schedule TO-T filed December 30, 2010 by Nautical Miles, Inc. and**
> **Vigor Industrial LLC**
> **SEC File No. 005-30447**

Dear Mr. Carlson:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

General

1.   We note that Mr. Foti owns 98% of the ownership interests in Parent and that he is critical to the successful completion of the offer and merger. Please provide us with your detailed legal analysis of why you believe Mr. Foti is not a bidder in this tender offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made," and Section II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline" (November 14, 2000; available on our web site at www.sec.gov).

Acceptance for Payment and Payment for Shares, page 12

2. Please tell us why you believe that payment for shares in a cash offer for all shares payment "not later than the fourth business day after the Expiration Date" complies with the requirements of Rule 14e-1(c).

Certain Information Concerning Parent and Purchaser, page 21

3. With respect to your disclosure in this section please tell us why you need to qualify your disclosure "to the best of [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

4. We note your statement that you do not believe Purchaser's financial condition is relevant to a security holder's decision whether to tender into the offer. It is unclear why you have not addressed the materiality or relevance of Parent's financial condition. We also note that while the offer and related costs amount to approximately $172 million, your available financing commitments only total $160 million, thus presenting uncertainty about the availability of all required funds to complete the tender offer. Finally, we note that the offer includes a financing condition. Please provide us your detailed analysis why you believe financial statements of the bidders, as required by Item 10 of Schedule TO, are not required to be disclosed in this tender offer.

Source and Amount of Funds, page 22

5. Refer to the apparent shortfall in funds described in the preceding comment. Please revise your disclosure to clarify the source of all funds necessary to complete the tender offer.

Conditions of the Offer, page 56

6. We note that the offer is not completely financed and is subject to a financing condition. Generally, when an offer is not financed, or when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

7. We note that in the first paragraph after the bullet points on page 57 you reserve the right to include or exclude, for purposes of determining whether the minimum tender condition has been satisfied, shares tendered pursuant to guaranteed delivery procedures. The provision has the effect of allowing the bidders to determine the satisfaction or failure of

a condition in their own offer. The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory. Please revise.

8.   We note you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time from time to time." Defining the conditions as an ongoing right which may be asserted at any time from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

9.   We note the language in the last paragraph in this section that the bidders' failure "at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right." If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

10.   With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions